File No. 1-8644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption

Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

IPALCO ENTERPRISES, INC.

One Monument Circle

Indianapolis, Indiana 46204

February 26, 2004

File No. 1-8644

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form U-3A-2

Statement by Holding Company Claiming Exemption

Under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

IPALCO ENTERPRISES, INC.

hereby files with the Securities and Exchange Commission (Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which Claimant directly or indirectly holds an interest.

IPALCO Enterprises, Inc. (Claimant) is an Indiana corporation and has its executive office at One Monument Circle, Indianapolis, Indiana 46204. Claimant is solely a holding company and its business is holding cash and all the outstanding common stock of Indianapolis Power & Light Company (IPL) and Mid-America Capital Resources, Inc. (MACR).

IPL is an Indiana corporation engaged in the business of generating, transmitting and selling electric energy in the City of Indianapolis, Marion County and in neighboring cities, towns and communities and adjacent rural areas, all within the State of Indiana, the most distant point being about forty miles from Indianapolis. Its executive office is located at One Monument Circle, Indianapolis, IN 46204. IPL has the following subsidiaries.

(a) In 1996, IPL formed IPL Funding Corporation, an Indiana corporation, for purposes of engaging in a financing transaction. IPL Funding Corporation is a wholly-owned subsidiary of IPL with its executive office at One Monument Circle, Indianapolis, IN 46204.

(b) IPL owns 50% of Tecumseh Coal Corporation (Tecumseh Coal), an Indiana corporation formed in 1939 with its executive office in St. Louis, Missouri. Tecumseh Coal owns land, coal rights and oil wells in southern Indiana and operates five small oil wells and leases farm land to farmers.

In July, 1984, Claimant organized MACR, a wholly-owned subsidiary of Claimant, under and through which Claimant operates its non-regulated activities. MACR is not actively engaged in business, and currently holds certain passive investments.

MACR has the following subsidiaries:
    Mid-America Energy Resources, Inc. (MAER), an Indiana corporation, was formed in 1989 and is a wholly-owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. MAER is not conducting any business currently.
    Cleveland Thermal Energy Corporation (CTEC), an Ohio corporation, was acquired on July 25, 1991, is a wholly-owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. CTEC is not conducting any business currently.
    Cleveland District Cooling Corporation (CDCC), an Ohio corporation, was formed on March 31, 1992, is a wholly-owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. CDCC is not conducting any business currently.
    Store Heat and Produce Energy, Inc. (SHAPE), an Indiana corporation, was formed in 1990, with its executive office at One Monument Circle, Indianapolis, IN 46204. MACR currently holds an 80% interest in SHAPE. SHAPE owns a portfolio of patents on energy storage technology, but is not actively engaged in any business at this time.
    Indianapolis Campus Energy, Inc. (ICE), an Indiana corporation, was formed in 1993, is a wholly- owned subsidiary of MACR with its executive office at One Monument Circle, Indianapolis, IN 46204. ICE is not conducting any business currently.

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, indicating the location of principal generating plants, transmission lines, and electric distribution facilities, including all such properties which are outside the State of Indiana and all transmission lines which deliver or receive electric energy at the borders of such State.

Claimant has no properties of the nature above-described in the State of Indiana or elsewhere, being solely a holding company owning cash and all of the issued and outstanding shares of common stock of IPL and MACR.

The properties of IPL, Claimant's only public utility subsidiary, used for the generation, transmission and distribution of electric energy for sale are located wholly within the State of Indiana and consist of the following:

Generating Plants:

IPL owns and operates two primarily coal-fired generating plants, one combination coal and gas- fired plant and a separate combustion turbine facility which are used for electric generation. For electric generation, the net winter capability is 3,356 MW and net summer capability is 3,238 MW. All figures are net of station use.

IPL's sources of electric generation are as follows:

Eagle Valley Plant (formerly known as H. T. Pritchard Plant) located 25 miles southwest of Indianapolis, seven units in service with net winter and summer capabilities of 344 MW and 341 MW, respectively.

Harding Street Station (formerly known as E. W. Stout Plant), located in the southwest part of Marion County, Indiana, twelve units in service with net winter and summer capabilities of 1,196 MW and 1,102 MW, respectively.

Georgetown Combustion Turbine, located in the northwest part of Marion County, Indiana, one combustion turbine unit in service with net winter and summer capabilities of 100 MW and 79 MW, respectively. This unit went in-service in 2000.

Petersburg Plant, located in Pike County, Indiana, seven units in service with net winter and summer capabilities of 1,716 MW.

The number of units indicated above include three gas turbine units at the Harding Street Station added in 1973, one gas turbine added in each of 1994, 1995 and 2002, one diesel unit each at Eagle Valley and Harding Street plants and three diesel units at Petersburg Plant, all added in 1967. Each diesel unit has a nameplate rating of 2.75 MW.

Transmission and Distribution System Properties:

IPL's transmission system is located entirely within the State of Indiana and includes 457 circuit miles of 345,000 volt lines, 363 circuit miles of 138,000 volt lines and 269 miles of 34,500 volt lines. The distribution system consists of 4,110 circuit miles underground primary and secondary cables and 3,712 circuit miles of overhead primary and secondary wire. Underground street lighting facilities include 656 circuit miles of underground cable. The system also has 75 bulk power substations and 87 distribution substations.

None of the transmission lines are positioned or located to deliver or receive electric energy at the borders of the State of Indiana.

3. The following information is for the calendar year 2003 with respect to IPL, Claimant's only public utility company subsidiary.

(a) Number of KWH of electric energy sold (at retail or wholesale): 15,706,681,471 KWH.

(b) Number of KWH of electric energy distributed at retail outside the State of Indiana: None.

(c) Number of KWH of electric energy sold at wholesale outside the State of Indiana or at the State line: Since IPL is a member of the Midwest Independent System Operator (MISO), from time to time IPL will acquire transmission rights via MISO and make wholesale deliveries outside of the State of Indiana. For 2003, this was approximately 256,000,000 KWH.

(d) Number of KWH of electric energy purchased outside the State of Indiana or at the State line: Since IPL is a member of the MISO, from time to time IPL will acquire transmission rights via MISO and make wholesale purchases outside of the State of Indiana. For 2003, this was approximately 26,000,000 KWH.

4. The following information for the reporting period with respect to Claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in U.S. dollars.

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

Attached hereto as Exhibit A is a consolidating statement of income of the Claimant and its subsidiary companies for the last calendar year (2003), together with a consolidating balance sheet of the Claimant and its subsidiary companies as of the close of such calendar year.

Exhibit B is not applicable to this filing. (See Paragraph 4 above.)

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.

IPALCO Enterprises, Inc.

(Name of Claimant)

(CORPORATE SEAL) By:/s/ Hamsa Shadaksharappa

Name:_Hamsa Shadaksharappa________________

Title:__Senior Vice President Power Supply

Attest:

/s/ Connie R. Horwitz

Name:__Connie R. Horwitz

Title:___Treasurer and Assistant Secretary___

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Hamsa Shadaksharappa

Senior Vice President Financial Services,

Chief Financial Officer and Secretary

One Monument Circle

Indianapolis, Indiana 46204

Exhibit A

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Consolidated Balance Sheets, December 31, 2003
(DOLLARS IN THOUSANDS)

                                                                               Consolidating
                                           Consolidated Consolidated            Entries                Total
                                               MACR          IPL       IPALCO    Debit    Credit    Consolidated

ASSETS
UTILITY PLANT:
  Utility plant in service                           $0   $3,205,454        $0        $0       $0     $3,205,454
  Less accumulated depreciation                       0    1,277,373         0         0        0      1,277,373
                                           ------------------------------------------------------- --------------
    Utility plant in service - net                    0    1,928,081         0         0        0      1,928,081
                                           ------------------------------------------------------- --------------
  Construction work in progress                       0      160,774         0         0        0        160,774
  Property held for future use                        0        7,708         0         0        0          7,708
                                           ------------------------------------------------------- --------------
    Utility plant - net                               0    2,096,563         0         0        0      2,096,563
                                           ------------------------------------------------------- --------------
OTHER ASSETS - net                                3,734        3,125   684,772         0  682,358          9,273

CURRENT ASSETS:
  Cash and cash equivalents                       1,427       11,505     1,043         0        1         13,974
  Accounts receivable (less allowance
    for doubtful accounts - $1,653)                  72       44,074         0         9        0         44,155
  Receivable due from parent                          0          819         0         0      819              0
  Fuel - at average cost                              0       29,803         0         0        0         29,803
  Materials and supplies-at average cost             -3       47,062        -3         0        0         47,056
  Tax refund receivable                              64        9,356     1,977         0        0         11,397
  Prepayments and other current assets                0        4,574         0         0        0          4,574
                                           ------------------------------------------------------- --------------
      Total current assets                        1,560      147,193     3,017         9      820        150,959
                                           ------------------------------------------------------- --------------
DEFERRED DEBITS:
  Regulatory assets                                   0      200,743         0         0        0        200,743
  Miscellaneous                                       8       22,465     8,481         0        0         30,954
                                           ------------------------------------------------------- --------------
      Total deferred debits                           8      223,208     8,481         0        0        231,697
                                           ------------------------------------------------------- --------------
      TOTAL                                      $5,302   $2,470,089  $696,270        $9 $683,178     $2,488,492
                                           ======================================================= ==============

CAPITALIZATION AND LIABILITIES

CAPITALIZATION:
  Common shareholders' equity (deficit):
    Common stock                                     $2     $324,537        $0  $324,539                      $0
    Premium and net gain on preferred stock           0        2,642         0     1,993                     649
    Miscellaneous Paid-in Capital                16,300            0       104    16,300                     104
    Retained Earnings (Accumulated deficit)     (10,983)     350,019   (63,622)  339,525                 (64,111)
    Accumulated other comprehensive loss             -3      (58,418)        0                  1        (58,420)
                                           ------------------------------------------------------- --------------
        Total common shareholders'
          equity (deficit)                        5,316      618,780   (63,518)  682,357        1       (121,778)
                                           ------------------------------------------------------- --------------
    Cumulative preferred stock                        0       59,135         0         0        0         59,135
    Long-term debt                                    0      732,010   750,000         0        1      1,482,011
                                           ------------------------------------------------------- --------------
        Total capitalization                      5,316    1,409,925   686,482   682,357        2      1,419,368
CURRENT LIABILITIES:                       ------------------------------------------------------- --------------
  Current maturities                                300                      0         0        0            300
  Accounts payable                                    0       49,074         0         0        0         49,074
  Accrued expenses                                  527       19,652       853       811        0         20,221
  Dividends payable                                   0          805        64         1        0            868
  Accrued real estate and personal property           0       14,659         3                  0         14,662
  Accrued income and other taxes                               3,873                                       3,873
  Interest accrued                                   34       17,580     8,145         0        0         25,759
  Customer deposits                                           10,428                                      10,428
  Other current liabilities                           0          300         0                  0            300
                                           ------------------------------------------------------- --------------
        Total current liabilities                   861      116,371     9,065       812        0        125,485
DEFERRED CREDITS AND OTHER                 ------------------------------------------------------- --------------
  LONG-TERM LIABILITIES:
  Accumulated deferred income taxes, net           -873      425,844       719         0        0        425,690
  Regulatory liability                                0      361,221         0         0        0        361,221
  Unamortized investment tax credit                   0       28,173         0         0        0         28,173
  Accrued postretirement benefits                     0        6,059         0         0        0          6,059
  Accrued pension benefits                            0      112,574         0         0        0        112,574
  Miscellaneous                                       0        9,922         0         0        0          9,922
                                           ------------------------------------------------------- --------------
        Total deferred credits and other
          long-term liabilities                    -873      943,793       719         0        0        943,639
                                           ------------------------------------------------------- --------------
      TOTAL                                      $5,304   $2,470,089  $696,266  $683,169       $2     $2,488,492
                                           ======================================================= ==============

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Statements of Consolidated Income
For the Year Ended December 31, 2003
(DOLLARS IN THOUSANDS)

                                                                               Consolidating
                                           Consolidated Consolidated            Entries                Total
                                               MACR          IPL       IPALCO    Debit    Credit    Consolidated

UTILITY OPERATING REVENUES                           $0     $832,220        $0        $0       $0       $832,220

UTILITY OPERATING EXPENSES:
  Operation:
    Fuel                                              0      178,402         0         0        0        178,402
    Other                                             0      121,894         0         0        0        121,894
  Power purchased                                     0       16,942         0         0        0         16,942
  Maintenance                                         0       84,153         0         0        0         84,153
  Depreciation and amortization                       0      119,595         0         0        0        119,595
  Taxes other than income taxes                       0       27,857         0         0        0         27,857
  Income taxes - net                                  0       96,794         0         0        0         96,794
                                           ------------------------------------------------------- --------------
        Total operating expenses                      0      645,637         0         0        0        645,637
                                           ------------------------------------------------------- --------------
OPERATING INCOME                                      0      186,583         0         0        0        186,583
                                           ------------------------------------------------------- --------------
OTHER INCOME AND (DEDUCTIONS):
  Allowance for equity funds used
    during construction                               0        4,351         0         0        0          4,351
  Other - net                                    (1,637)      (1,719)  140,571         0  140,262         (3,047)
  Gain (Loss) on sale of assets, net                  0           12         0         0      842           (830)
  Income taxes - net                                (34)         345    25,595         0        0         25,906
                                           ------------------------------------------------------- --------------
        Total other income and (deductions)      (1,671)       2,989   166,166         0  141,104         26,380
                                           ------------------------------------------------------- --------------
  Interest on long-term debt                          0       43,126    61,895         0        0        105,021
  Allowance for borrowed funds used
    during construction                               0       (2,188)        0         0        0         (2,188)
  Other interest                                      0          654         0         0                     654
  Amortization of redemption premiums
    and expenses on debt - net                        0        1,992     1,006         0        0          2,998
  Preferred dividend
   requirements of subsidiary                         0        3,213         0         0        0          3,213
                                           ------------------------------------------------------- --------------
        Total interest and other charges              0       46,797    62,901         0        0        109,698
                                           ------------------------------------------------------- --------------
      NET INCOME (LOSS)                         ($1,671)    $142,775  $103,265        $0 $141,104       $103,265
                                           ======================================================= ==============

IPALCO ENTERPRISES, INC. and SUBSIDIARIES
Statements of Consolidated Retained Earnings
For the Year Ended December 31, 2003
(DOLLARS IN THOUSANDS)

                                                                               Consolidating
                                           Consolidated Consolidated            Entries                Total
                                               MACR          IPL       IPALCO    Debit    Credit    Consolidated

RETAINED EARNINGS (DEFICIT) -
  BEGINNING OF YEAR                             ($9,312)    $368,950  ($39,987) $360,128                ($40,477)

Net Income (Loss)                                (1,671)     145,988   103,265   144,317                 103,265
                                           ------------------------------------------------------- --------------
      Total                                     (10,983)     514,938    63,278   504,445        0         62,788
                                           ------------------------------------------------------- --------------
DEDUCT:
  Cash dividends declared:
    Cumulative preferred stock - at
      prescribed rate of each series                  0        3,213         0     3,213                       0
    Common dividends                                  0      161,706   126,900   161,707                 126,899
                                           ------------------------------------------------------- --------------
      Total                                           0      164,919   126,900   164,920        0        126,899
                                           ------------------------------------------------------- --------------
RETAINED EARNINGS (DEFICIT) - END OF YEAR      ($10,983)    $350,019  ($63,622) $339,525       $0       ($64,111)
                                           ======================================================= ==============